Exhibit 99.1

FST Corp.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31, 2025	As of December 31, 2024
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	7,179,800	5,098,420
Restricted cash	158,865	203,779
Short-term investment	-	60,994
Accounts receivable, net	6,979,725	5,294,088
Current tax assets	96,143	98,471
Inventories	11,813,504	14,530,841
Amounts due from related parties	77,345	61,370
Prepaid expenses and other current assets	1,176,098	1,307,040
Total current Assets	27,481,480	26,655,003

Non-current assets
Property, plant and equipment	19,044,954	19,521,672
Intangible assets	4,832,114	5,138,437
Long-term investment	614,858	344,876
Right-of-use assets	5,761,176	5,421,236
Deferred income tax assets	531,762	492,221
Prepayment and other non-current assets	1,552,943	1,007,586
Total non-current assets	32,337,807	31,926,028

Total assets	59,819,287	58,581,031

LIABILITIES
Current liabilities
Short-term bank loans	18,199,806	15,265,739
Accounts payable	4,556,390	1,500,927
Current lease liabilities	2,328,227	2,060,022
Amounts due to related parties	141,068	119,759
Current tax liabilities	383,941	126,332
OET derivative liability	2,799,588	-
Accrued expenses and other current liabilities	6,245,434	3,040,716
Total current Liabilities	34,654,454	22,113,495

Non-current liabilities
Long-term bank loans	10,963,881	9,446,467
Deferred tax liabilities	111,329	111,329
Non-current lease liabilities	3,974,560	3,911,466
Warrant liabilities	603,566	-
Total non-current liabilities	15,653,336	13,469,262

Total Liabilities	50,307,790	35,582,757

Shareholders’ Equity
Ordinary share (par value of US$0.0001 per share; 500,000,000 shares authorized; 44,766,003 shares issued and outstanding, as of December 31, 2025; 37,749,381 shares issued and outstanding as of December 31, 2024)	4,477	3,775
Share subscription receivable	(19,365,936)	-
Additional paid in capital	34,817,825	22,246,969
Retained earnings	(4,134,450)	3,054,350
Accumulated other comprehensive (loss) income	(1,916,610)	(2,471,137)
Treasury Stock	(38,754)	-
Total shareholder’s equity	9,366,552	22,833,957
Non-controlling interest	144,945	164,317
Total equity	9,511,497	22,998,274
Total liabilities and shareholders’ equity	59,819,287	58,581,031

F-1

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the fourth quarter Ended December 31,		For the year Ended December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	13,220,371	10,142,024	47,968,742	36,499,644
Cost of sales	7,725,031	5,477,339	27,334,883	20,786,255
Gross profit	5,495,340	4,664,685	20,633,859	15,713,389

COSTS AND OPERATING EXPENSES:
Selling expenses	3,312,809	3,169,843	12,397,320	10,533,039
General and administrative expenses	2,707,125	2,878,662	10,194,037	7,527,952
Research and development expenses	397,640	296,948	1,440,692	1,296,969
Total costs and operating expenses	6,417,573	6,345,453	24,032,048	19,357,960

LOSS FROM OPERATIONS	(922,233)	(1,680,768)	(3,398,189)	(3,644,571)

OTHER INCOME
Interest (expense) income, net	(211,121)	(168,349)	(845,401)	(543,328)
Foreign exchange (loss) gain	657,962	(366,265)	(852,183)	197,165
Other income	99,726	928,563	362,098	1,124,323
Gain(loss) on long-term investments	-	87,482	-	87,482
Unrealized loss on change in fair value of OET derivative liability	-	-	(1,884,824)	-
Total other income(loss), net	546,568	481,431	(3,220,309)	865,642

PROFIT (LOSS) BEFORE INCOME TAX EXPENSES	(375,665)	(1,199,337)	(6,618,498)	(2,778,929)
INCOME TAX EXPENSES	244,887	355,564	545,056	456,246
NET (LOSS) INCOME	(620,552)	(1,554,901)	(7,163,554)	(3,235,175)
Less: net loss attributable to non-controlling interests	(4,095)	-	(47,279)	-
Net income (loss) attributable to the Company’s shareholders	(616,457)	(1,554,901)	(7,116,275)	(3,235,175)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(668,912)	(638,274)	1,249,567	(1,260,555)
Remeasurement of defined benefit obligations	-	1,591	-	1,591
TOTAL COMPREHENSIVE LOSS	(1,289,464)	(2,191,584)	(5,913,987)	(4,494,139)

Less: total comprehensive loss attributable to non-controlling interests	(8,510)	-	(39,032)	-
Comprehensive loss attributable to the Company’s shareholders	(1,280,954)	(2,191,584)	(5,874,955)	(4,494,139)

Weighted average number of shares outstanding, basic and diluted	44,766,003	37,749,381	44,766,003	37,749,381
Earnings per share, basic and diluted	(0.01)	(0.04)	(0.16)	(0.09)

F-2

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the year Ended December 31
	2025	2024
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities	(369,452)	(1,576,129)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(1,051,575)	(4,138,945)
Purchase of intangible assets	(19,897)	(177,539)
Disposal of property and equipment	6,635	1,483
Purchase of long-term investments	(257,839)	(76,605)
Disposal (Purchase) of short-term investments	60,994	(62,293)
Net cash used in investing activities	(1,261,681)	(4,453,899)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	52,598,938	41,610,136
Repayments of bank borrowings	(49,244,300)	(37,898,778)
Buy back treasury shares	(38,754)	-
Net cash used in financing activities	3,315,884	3,711,358

Effect of foreign exchange rate on cash, cash equivalents and restricted cash	351,716	(1,684,859)
Net increase in cash and cash equivalents	2,036,466	(4,003,529)
Cash, cash equivalents and restricted cash at the beginning of period	5,302,199	9,305,728
Cash, cash equivalents and restricted cash at the end of period	7,338,665	5,302,199

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expenses paid	657,053	506,009
Income taxes paid	295,400	466,127
Right of use assets obtained in exchange for operating lease obligations	2,790,155	1,107,424

F-3